Q1 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Pan American Silver Reports Unaudited First Quarter 2025 Results
Basic Earnings of $0.47 per Share
Vancouver, B.C. - May 7, 2025 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") reports unaudited results for the quarter ended March 31, 2025 ("Q1 2025").
"Pan American has had a strong start to 2025, delivering another quarter of solid operating results. Lower costs and higher metal prices resulted in a record $250.8 million of mine operating earnings and $112.6 million in free cash flow," said Michael Steinmann, President and Chief Executive Officer. "We are on track to achieve our guidance for 2025, with production levels expected to increase over the coming quarters from a back-end loaded production profile. We remain focused on progressing our initiatives to further increase shareholder value, including the optimization study for Jacobina, development of the La Colorada Skarn, and the consultation process for Escobal."
The following highlights for Q1 2025 include certain measures that are not generally accepted accounting principles ("non-GAAP") financial measures. Please refer to the section titled “Alternative Performance (Non-GAAP) Measures” at the end of this news release for further information on these measures.
Consolidated Q1 2025 Results:
•Silver production of 5.0 million ounces.
•Gold production of 182.2 thousand ounces.
•Revenue of $773.2 million.
•Net earnings of $169.3 million, or $0.47 basic earnings per share.
•Adjusted earnings of $153.0 million, or $0.42 adjusted earnings per share.
•Cash flow from operations before non-cash working capital changes of $240.1 million, net of $95.1 million in cash taxes paid ($174.8 million after changes in non-cash working capital).
•Silver Segment All-in Sustaining Costs ("AISC")(1) per silver ounce of $13.94.
•Gold Segment AISC(2), excluding net realizable value ("NRV") inventory adjustments, per gold ounce of $1,485.
•Cash and short-term investments increased to $923.0 million.
•As at March 31, 2025, the Company had working capital of $1,161.8 million and $750.0 million available under its undrawn credit facility ("Credit Facility"). Total debt of $804.4 million is primarily related to two senior notes, as well as certain lease liabilities and construction loans payable.
•The Company maintains its 2025 Operating Outlook, as previously provided in its Management's Discussion & Analysis ("MD&A") dated February 19, 2025. See the "2025 Operating Outlook" section of this news release for further detail.
•A cash dividend of $0.10 per common share with respect to Q1 2025 was declared on May 7, 2025, payable on or about June 2, 2025, to holders of record of Pan American’s common shares as of the close of markets on May 20, 2025. During Q1 2025, the Company paid cash dividends to its shareholders totaling $36.2 million. The dividends are eligible dividends for Canadian income tax purposes.
•The Company repurchased for cancellation 909,012 common shares in Q1 2025 at an average price of $22.00 per share for a total consideration of $20.0 million under its Normal Course Issuer Bid, which was renewed on March 6, 2025.
(1) Silver Segment AISC is calculated net of credits for realized revenues from all metals other than silver and is calculated per ounce of silver sold.
(2) Gold Segment AISC is calculated net of credits for realized revenues from all metals other than gold and is calculated per ounce of gold sold.

PAN AMERICAN SILVER CORP.	1

Q1 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Q1 2025 Project Updates:
•At the La Colorada mine, project capital of $4.9 million was directed largely to the current vein mining operation for exploration and mine equipment leases to access, mine, and expand mineral resource extensions in the eastern and southeastern higher-grade Candelaria zone.
•With respect to the La Colorada Skarn, project capital of $3.0 million was largely for exploration and in-fill drilling and advancing engineering work. Pan American is currently discussing potential partnerships for development of the project.
•At Huaron, $3.0 million of project capital was related to residual accounts payable settlements for the dry-stack tailings storage facility, which was completed in the fourth quarter of 2024, and is now fully commissioned and operating.
•At Jacobina, project capital of $4.8 million was allocated to mine and plant optimization studies aimed at maximizing long-term economic performance.
•At Timmins, project capital of $2.9 million was related to underground development advances to provide access for exploration drilling of adjacent prospective deposits.
•At Escobal, Pan American had four working meetings with the Guatemalan government during Q1 2025 as part of the ILO 169 consultation process. Currently, there is no date for the completion of the consultation process or the potential restart of operations at Escobal.

PAN AMERICAN SILVER CORP.	2

Q1 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

CONSOLIDATED RESULTS

	Three months ended March 31, 2025	Three months ended March 31, 2024
Weighted average shares during period	362,408	364,486
Shares outstanding end of period	362,190	362,940

	Three months ended March 31,
	2025	2024
FINANCIAL
Revenue	$773.2	$601.4
Cost of Sales(1)	$522.4	$530.4
Mine operating earnings	$250.8	$71.0
Net earnings (loss)	$169.3	$(30.8)
Basic earnings (loss) per share(2)	$0.47	$(0.08)
Adjusted earnings(3)	$153.0	$4.7
Basic adjusted earnings per share(2)(3)	$0.42	$0.01
Net cash generated from operating activities	$174.8	$61.1
Net cash generated from operating activities before changes in working capital(3)	$240.1	$127.1
Sustaining capital expenditures(3)	$62.2	$65.7
Project capital expenditures(3)(4)	$18.6	$30.9
Cash dividend paid per share	$0.10	$0.10
PRODUCTION
Silver (thousand ounces)	5,003	5,009
Gold (thousand ounces)	182.2	222.9
Zinc (thousand tonnes)	14.0	9.8
Lead (thousand tonnes)	6.7	4.6
Copper (thousand tonnes)	0.6	1.7
AISC(3) ($/ounce)
Silver Segment	13.94	16.63
Gold Segment	1,485	1,499
AVERAGE REALIZED PRICES(5)
Silver ($/ounce)	31.25	22.61
Gold ($/ounce)	2,868	2,078
Zinc ($/tonne)	2,819	2,424
Lead ($/tonne)	1,974	2,063
Copper ($/tonne)	9,287	8,373
(1)Cost of Sales includes production costs, depreciation and amortization and royalties.
(2)Per share amounts are based on basic weighted average common shares.
(3)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. The AISC are excluding NRV inventory adjustments.
(4)Project capital relates to expenditures at the La Colorada mine, the La Colorada Skarn, and the Huaron, Timmins and Jacobina mines.
(5)Metal prices stated are inclusive of final settlement adjustments on concentrate sales.

PAN AMERICAN SILVER CORP.	3

Q1 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Q1 2025 OPERATING PERFORMANCE

	Silver Production (thousand ounces)	Gold Production (thousand ounces)	AISC ($ per ounce)(1)
Silver Segment
La Colorada (Mexico)	1,389	1.2	19.72
Cerro Moro (Argentina)	545	20.6	(4.40)
Huaron (Peru)	951	--	13.09
San Vicente (Bolivia)(2)	643	--	19.70
Total Silver Segment(3)	3,528	21.7	13.94
Gold Segment
Jacobina (Brazil)	1	45.1	1,243
El Peñon (Chile)	945	28.2	1,214
Timmins (Canada)	4	28.5	2,124
Shahuindo (Peru)	65	29.5	1,440
Minera Florida (Chile)	112	15.2	2,445
Dolores (Mexico)	349	14.0	569
Total Gold Segment(3)	1,476	160.5	1,485
Total Consolidated(3)	5,003	182.2
(1)Non-GAAP measure; please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures. The AISC are excluding NRV inventory adjustments.
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Totals may not add due to rounding.
2025 OPERATING OUTLOOK
The Company reaffirms its 2025 Operating Outlook for annual production, AISC, and capital expenditures, as summarized in the table below.
Please see Pan American's MD&A dated February 19, 2025, for further detail on the Company's 2025 Operating Outlook, including the quarterly outlook for production and AISC. Please also refer to the Cautionary Note Regarding Forward-Looking Statements and Information at the end of this news release.

2025 Annual Guidance
Silver Production (million ounces)	20.00 - 21.00
Gold Production (thousand ounces)	735 - 800
Silver Segment AISC(1) ($ per ounce)	16.25 - 18.25
Gold Segment AISC (1) ($ per ounce)	1,525 - 1,625
Sustaining Capital Expenditures ($ millions)	270.0 - 285.0
Project Capital Expenditures ($ millions)	90.0 - 100.0
(1) AISC is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this news release for further information on these measures. The AISC forecast assumes average metal prices of $30.00/oz for silver, $2,650/oz for gold, $3,000/tonne ($1.36/lb) for zinc, $2,000/tonne ($0.91/lb) for lead, and $9,500/tonne ($4.31/lb) for copper; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 3.75 for the Peruvian sol ("PEN"), 1,177.00 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), 1.38 for the Canadian dollar ("CAD"), 950.00 for the Chilean peso ("CLP") and 5.75 for the Brazilian real ("BRL").

PAN AMERICAN SILVER CORP.	4

Q1 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

AISC, adjusted earnings, basic adjusted earnings per share, sustaining and project capital, free cash flow, working capital, and total debt are non-GAAP financial measures. Please refer to the "Alternative Performance (non-GAAP) Measures" section of this news release for further information on these measures.
This news release should be read in conjunction with Pan American's Unaudited Condensed Interim Consolidated Financial Statements and our MD&A for the three months ended March 31, 2025. This material is available on Pan American’s website at https://panamericansilver.com/invest/financial-reports-and-filings/ on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
CONFERENCE CALL AND WEBCAST
Date: May 8, 2025
Time: 11:00 am ET (8:00 am PT)
Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=RKB97YTl [event.choruscall.com]
Conference Call: Participants can register for the conference call at:
https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10197324&linkSecurityString=fe98743a80
Upon registration, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
Those without internet access or who prefer to speak with an operator may dial:
1-833-752-3507 (toll-free in Canada and the U.S.)
1-647-846-7282 (International Participants)
Visit https://panamericansilver.com/invest/events-and-presentations/ to access the webcast, presentation slides and the MD&A for the period ended March 31, 2025. An archive of the webcast will also be available for three months at panamericansilver.com.
About Pan American
Pan American is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for over three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
Follow us on LinkedIn
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Alternative Performance (Non-GAAP) Measures
In this news release, we refer to measures that are non-GAAP financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:
•Adjusted earnings and basic adjusted earnings per share. Pan American believes that these measures better reflect normalized earnings as they eliminate items that in management's judgment are subject to volatility as a result of factors, which are unrelated to operations in the period, and/or relate to items that will settle in future periods.

PAN AMERICAN SILVER CORP.	5

Q1 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

•All-in Sustaining Costs ("AISC") per silver or gold ounce sold, net of by-product credits. Pan American believes that AISC, calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments at current operations ("sustaining capital"), as well as other items that affect the Company’s consolidated cash flow. AISC excludes capital investments that are expected to increase production levels or mine life beyond those contemplated in the base case life of mine plan ("project capital").
•Total debt is calculated as the total current and non-current portions of: debt, including senior notes and amounts drawn on the Credit Facility, and lease obligations. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the financial debt leverage of Pan American.
•Working capital is calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate whether Pan American is able to meet its current obligations using its current assets.
•Project capital relates to expenditures at the La Colorada mine, the La Colorada Skarn, and the Huaron, Timmins and Jacobina mines. Project capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate capital investments that are directed at increasing production levels or mine life beyond those contemplated in the base case life of mine plan.
•Free cash flow is calculated as net cash generated from operating activities less sustaining capital expenditures. Free cash flow does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Pan American and certain investors use this information to evaluate the profitability of Pan American and identify capital that may be available for investment or return to shareholders.
Readers should refer to the "Alternative Performance (non-GAAP) Measures" section of Pan American’s Q1 2025 MD&A for a more detailed discussion of these and other non-GAAP measures and their calculation.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals forecasted for 2025, our estimated AISC, and our sustaining and project capital expenditures in 2025; the anticipated dividend payment date of June 2, 2025; our ability to complete or advance the optimization study for Jacobina, the development of the La Colorada Skarn, or the consultation process for Escobal, and any anticipated benefits to shareholder value or financial or operational performance that may be derived therefrom; expectations regarding the ILO 169 consultation process with respect to Escobal; and Pan American’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the impact of inflation and disruptions to the global, regional and local supply chains; tonnage of ore to be mined and processed; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; the timing and impact of planned capital expenditure projects, including anticipated sustaining, project, and exploration expenditures; the ongoing impact and timing of the court-mandated ILO 169 consultation process in Guatemala; ore grades and recoveries; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to mineral properties and the surface rights necessary for our operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through our corporate Credit Facility or otherwise, to sustain our business and operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

PAN AMERICAN SILVER CORP.	6

Q1 2025 NEWS RELEASE
All amounts expressed in U.S. dollars unless otherwise indicated. Unaudited tabular amounts are in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts and per ounce amounts, unless otherwise noted.

Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effect of local and world-wide inflationary pressures and the potential for economic recessions; fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala, Chile, Brazil or other countries where Pan American may carry on business, including legal restrictions relating to mining, risks relating to expropriation and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; unanticipated or excessive tax assessments or reassessments in our operating jurisdictions; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in Pan American's most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively.
Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

PAN AMERICAN SILVER CORP.	7